Exhibit 5.1

Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number	E-mail Address

March 17, 2016

KKR & Co. L.P.
9 West 57th Street
Suite 4200
New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to KKR & Co. L.P., a Delaware limited partnership (the “Partnership”), in connection with the Registration Statement on Form S-3 (File No. 333-210061) (the “Registration Statement”) filed by the Partnership with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and the issuance by the Partnership of an aggregate amount of 13,800,000 6.75% Series A Preferred Units (the “Preferred Units”) representing limited partner interests in the Partnership pursuant to an Underwriting Agreement, dated March 10, 2016 (the “Underwriting Agreement”), among the Partnership, KKR Management LLC, a Delaware limited liability company and the general partner of the Partnership (the “Managing Partner”), and the several underwriters named therein.

We have examined the Registration Statement; the Underwriting Agreement; and the Second Amended and Restated Agreement of Limited Partnership of KKR & Co. L.P., among the Managing Partner, and the limited partners party thereto (the “Limited Partners”), to be entered into in connection with the issuance of the Preferred Units. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Partnership and the Managing Partner.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified conformed copies and the authenticity of the originals of such latter documents.  We have also assumed that the Limited Partners will not participate in the control of the business of the Partnership.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Preferred Units have been duly authorized and, upon payment and delivery in accordance with the Underwriting Agreement, the Preferred Units will be validly issued and holders of the Preferred Units will have no obligation to make payments or contributions to the Partnership or its creditors solely by reason of their ownership of the Preferred Units.

We do not express any opinion herein concerning any law other than the Delaware Revised Uniform Limited Partnership Act.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K, dated March 17, 2016, and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP